FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 10, 2013

TRANSLATION

Autonomous City of Buenos Aires, December 10, 2013
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Negotiable Obligations Class XXVI Rating

Dear Sirs:

    We hereby address you in order to comply with Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

   In that connection, please be advised that YPF S.A.’s Negotiable Obligations Class XXVI  received the ratings of ‘B-’ from Fitch Ratings, Inc. and ‘B3’ from Moody’s Investors Service, both in international scale.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 10, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer